Filed by Wesbanco, Inc.

Commission File No. 000-08467

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ESB Financial Corporation

Commission File No. 000-19345

Date: October 31, 2014

Forward-Looking Statements

Matters set forth in this filing contain certain forward-looking statements, including certain plans, expectations, goals, and projections, and including statements about the benefits of the proposed Merger between WesBanco and ESB, which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the businesses of WesBanco and ESB may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the proposed Merger may not be fully realized within the expected timeframes; disruption from the proposed Merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the proposed Merger may not be obtained on the expected terms and schedule; WesBanco’s shareholders may not approve the issuance of shares of WesBanco common stock in connection with the Merger; ESB’s shareholders may not approve the proposed Merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in WesBanco’s 2013 Annual Report on Form 10-K, ESB’s 2013 Annual Report on Form 10-K, and documents subsequently filed by WesBanco and ESB with the Securities and Exchange Commission, including both companies’ Form 10-Qs for the quarters ended March 31 and June 30, 2014 and WesBanco’s Form 10-Q for the quarter ended September 30, 2014. All forward-looking statements included in this filing are based on information available at the time of the release. Neither WesBanco nor ESB assumes any obligation to update any forward-looking statement.

Additional Information About the Merger and Where to Find It

In connection with the proposed Merger, WesBanco will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of WesBanco and ESB and a Prospectus of WesBanco, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS OF WESBANCO AND ESB AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Joint Proxy Statement/Prospectus will be mailed to shareholders of WesBanco and ESB prior to their respective shareholder meetings, which have not yet been scheduled. In addition, when the Registration Statement on Form S-4, which will include the Joint Proxy Statement/Prospectus, and other related documents is filed by WesBanco with the SEC, it may be obtained for free at the SEC’s website at http://www.sec.gov, on the NASDAQ website at http://www.nasdaq.com and from either WesBanco’s or ESB’s website at http://www.wesbanco.com or http://www.esbbank.com, respectively.

Participants in the Solicitation

WesBanco and ESB and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of WesBanco and ESB in connection with the proposed Merger. Information about the directors and executive officers of WesBanco is set forth in the proxy statement for WesBanco’s 2014 annual meeting of shareholders, as filed with the SEC on March 14, 2014. Information about the directors and executive officers of ESB is set forth in the proxy statement for ESB’s 2014 annual meeting of shareholders, as filed with the SEC on March 14, 2014. Information about any other persons who may, under the rules of the SEC, be considered participants in the solicitation of WesBanco or ESB shareholders in connection with the proposed Merger will be included in the Joint Proxy Statement/Prospectus. You can obtain free copies of these documents from the SEC, WesBanco or ESB using the website information above. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS WITH RESPECT TO THE PROPOSED MERGER.

OCTOBER 30, 2014 / 01:00PM GMT, WSBC - WesBanco Inc Announces Agreement and Plan of Merger with ESB Financial Corporation

CORPORATE PARTICIPANTS

Todd Clossin WesBanco, Inc. - President & CEO

Jim Gardill WesBanco, Inc. - Chairman

Bob Young WesBanco, Inc. - EVP & CFO

Charlotte Zuschlag ESB Financial Corporation - President & CEO

CONFERENCE CALL PARTICIPANTS

Sachin Shah Albert Fried & Company - Analyst

Catherine Mealor Keefe Bruyette & Woods Inc. - Analyst

John Moran Macquarie - Analyst

Wally Wallace Raymond James - Analyst

PRESENTATION

Operator

Good morning and welcome to WesBanco’s conference call. My name is Rocko and I will be your conference facilitator today. Today’s call will cover WesBanco’s announcement of signing an agreement and plan of merger with ESB Financial Corporation. (Operator Instructions) This call is also being recorded. If you object to the recording, please disconnect at this time.

This presentation contains certain forward-statements, including certain plans, expectations, goals and projections and including statements about the benefits of the merger between WesBanco and ESB, which is subject to numerous assumptions, risks and uncertainties.

Actual results could differ materially from those contained or implied by such statements for a variety of factors, including the businesses of WesBanco and ESB may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the merger may not be fully realized within the expected time frames; disruption from the merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the merger may not be obtained on the proposed terms and schedule; ESB’s shareholders may not approve the merger; WesBanco’s shareholders may not approve the issuance of shares of WesBanco’s common stocks in connection with the merger; changes in economic conditions; movements in interest rates; competitive pressures on the nature, extent and timing of governmental actions and reforms; and extended disruption of vital infrastructure and other factors described at WesBanco’s 2013 Annual Report on Form 10-K, ESB’s 2013 Annual Report on Form 10-K, and documents subsequently filed by WesBanco and ESB with the Securities and Exchange Commission, including both companies’ Form 10-Qs as of March 31 and June 30, 2014, and both Companies’ Form 8-K regarding their net income for the quarter ended September 30, 2014.

All forward-looking statements included in this news release are based on information available at the time of the release. Neither WesBanco nor ESB assumes any risk obligation to update any forward-looking statement. Press release providing details of the transaction was issued yesterday evening and is available at www.wesbanco.com.

This call will include approximately 30 minutes of prepared commentary followed by a question-and-answer period, which I will facilitate. An archived webcast of this call will be available at wesbanco.com.

WesBanco’s participants in today’s call will be from WesBanco, Todd Clossin, President and Chief Executive Officer; Jim Gardill, Chairman of the Board; and Robert Young, Executive Vice President and Chief Financial Officer. And from ESB, Charlotte A. Zuschlag, President and CEO. All will be available for questions following opening statements.

Mr. Clossin, you may begin the conference.

Todd Clossin - WesBanco, Inc. - President & CEO

Thanks, Rocko, appreciate that. Well, good morning to everybody. We are pleased to talk about the transaction this morning. Bob Young and I will be going through the deck, as you know; Jim and Charlotte are both here as well too. So look forward to going through this.

We’re very excited about the announcement. It significantly expands our presence in a very attractive market for us, Pittsburgh; makes us a top 10 player in the Pittsburgh MSA; and post merger, roughly 30% of our franchise will be located in the Pittsburgh, Western Pennsylvania area. As you know, we did an acquisition with Fidelity couple of years ago in Pittsburgh and greater penetration in that marketplace we’ve talked about on past earnings calls has been very strong for us.

One of the key considerations I had in this transaction was a highly experienced management team that I already have in the Pittsburgh marketplace. Our President up there has been in place for a few years, Mike Mooney; our commercial head has been in that marketplace for a number of years is very familiar to WesBanco; and the retail head as well; some of [them] have been up there for a few years. And this is a team that’s performing very, very well. So I have very high degree of confidence in the management team that WesBanco already has in the Pittsburgh area.

This transaction also leverages WesBanco’s platform and products suite and allows us to have a broader distribution system through ESB. As I have mentioned in past calls, our home equity products and securities sales, C&I and commercial real estate, trust businesses are all very strong businesses, that are all growing very, very quickly, and having a broader distribution system in a Top 10 market share in a market like Pittsburgh could be a great position for us.

The last standing sizable franchise left in the market with desirable branch locations as well. I have talked a lot in the past about distribution systems and having a broader distribution system as I’ve worked over the last year here at WebBanco to increase the number of products that we have through our distribution system very successfully.

Now, we’re able to expand the size of that distribution. I look at it, we had a store that was half full of products two years ago. We filled that store with products inside of WesBanco, where the branches now are selling at a greater level than we were before and a lot of cases and a lot of product areas double-digit gains in growth and from products sold and revenues coming through our branch distribution system, that’s already done, it’s already in place.

Now, we’re expanding that distribution system into a significant market share player in one of the top markets in the Midwest. So again, very logical and very strategic thought processes and steps to go through this. We have very similar disciplined risk cultures and very strong customer focus as well. I am also going to highlight and mention that ESB was voted as one of the Top 10 performing large thrifts in the country in 2013. So this is a very strong performing organization.

We also have a proven track record of acquisitions. Over the years, WesBanco has done a significant number of transactions; 35, I believe, in the last 25 years. We know how to do deals. We know what it takes to make them successful. We also have additional products that are going to be coming from the ESB franchise, additional expertise and public funds, municipal lending, increased mortgage lending and actually giving us a broader penetration in that part of the state as well too from a residential mortgage perspective.

Talking about the financial results here, we do expect this to be 3% accretive in 2015, excluding one-time charges. Our run rate earnings per share accretion will be between 9% and 10% in 2016 and beyond. So, again, a very strongly accretive transaction. Our internal rate of return be in the high-teens. Our tangible book value dilution, 7.4%, with restructuring charges and our earnback of dilution, 2.4 years using the incremental method and 5.4 years using the crossover method, reflecting all merger-related expenses, purchase accounting adjustments, and cost savings. And will remain in excess of well-capitalized guidelines on a pro forma basis.

My focus is going to be execution around shifting the deposit mix, growing loans, taking out expenses, and completing the balance sheet restructuring. We did this just two years ago with Fidelity. Now, we get to do it again, but this time with a Top 10 market share. I am excited about the opportunity.

Now, I’m going to turn it over to Bob to talk about some of the key terms and franchise comparisons. Bob?

Bob Young - WesBanco, Inc. - EVP & CFO

Thanks, Todd. Good morning, all. As you can see on the next slide, slide 4, we are paying $17.65 per common share of ESB; it’s about a $325 million deal and the formal consideration is 90% our stock and 10% cash. It’s a fixed exchange ratio deal that’s tied at 0.502 WesBanco shares for each share of ESB’s common stock and $1.76 in cash. The walkaway, you can see that the provision there, a 15% decline in our stock if below the NASDAQ Bank Stock index.

We expect to close the deal late first quarter, early second quarter of 2015. We will need the customary regulatory approvals; Fed, FDIC, State of West Virginia, and our shareholder approval of both companies.

Importantly, there was a several-week due diligence process, including internal review of documents posted through a data room, two rounds of bidding where we’re able to increase our knowledge of the organization and receive additional documents. We had several experts on the asset liability, current valuation, tax, legal on the investment banking side assisting us in valuing this deal. So I just wanted to emphasize, there was a lot of due diligence surrounding the combination of the two companies, including their reverse-diligence on us.

We do have adequate cash on hand at the parent company to be able to cover this transaction without a problem and we are granting two seats, including Charlotte from the ESB Board to our holding Company Board. Pro forma, it breaks down to about 77% up, some 23% when you combine the two balance sheets.

The 0.502 exchange ratio was calculated with our common stock valued at $31.66 as of Monday night and that’s a 15-day look-back period and that will be paid upon their current 18.4 million shares outstanding. The total cash on the financing side is some $40 million excluding restructuring charges.

Next slide, just some snapshot financials on the two companies. For those of you who are not familiar with ESB, they don’t currently have research coverage, but certainly you can find them out on SNL to affirm these numbers. About a $2 billion savings bank headquartered just northwest of Pittsburgh in Ellwood City, Pennsylvania, that’s in Lawrence County. Their deposits are $1.3 billion and a loan-to-deposit ratio, which gives us a great opportunity as you’ll see here in a minute at between 53% and 54%. We’re currently growing our loan-to-deposit ratio; it’s been as low as 72%, currently at 79%. You can see the relative equity levels. As we mentioned, the return on average assets is strong for this company at 93 basis points for the nine-month period; was actually a little bit higher than that in the third quarter. ROE at 9.1% and a strong ROTCE at just under 12% to complement our 16%.

They have 23 offices and they are located in four counties in Southwestern Pennsylvania; all except the three offices in Lawrence County are considered to be in the Pittsburgh MSA.

Todd.

Todd Clossin - WesBanco, Inc. - President & CEO

Two years ago, we were 39th in market share in the Pittsburgh, Western Pennsylvania, area. With Fidelity, we moved up to 13th in market share. And now with ESB, we’re in the top 10 in terms of market share as I already mentioned. Pittsburgh’s key to WesBanco’s continued transformation as an organization. Pittsburgh is also the second largest MSA in Pennsylvania area and it serves as a real engine of growth for WesBanco. We think we can leverage the greater footprint substantially and continue to grow our franchise in the market.

I also want to mention that the revenue opportunities for our fee income businesses, including trust and wealth management, have not been overlaid into this analysis, so that would be additional revenue.

Let’s move on to the next page. I think this is a very interesting slide. It shows how complementary the two organizations are. You could see the nice overlay with our franchise. We complement each other extremely effectively. This is going to help us from an integration standpoint as well as training, as well as talents, as well as products. So the benefits of having a tight geography in the area as you guys all know the tighter your geography, more money you tend to make; and the greater your market share on the S-curve, you tend to increase your profit share greater than your market share once you get above a certain level.

So again, the value of picking up really the last sizable franchise in the marketplace has been very, very important and a critical strategic step for our Company on a long-term basis. Bob mentioned, ESB’s loan-to-deposit ratio in that market of 53% and ours at 103%. So again, it just shows you how nicely the two organizations complement each other.

So go onto next page, I know most of you have been on prior earnings calls would have spent an awful lot of time talking about Marcellus and Utica Shale and our competitive advantage having 71% of our footprint located in the Marcellus and Utica Shale, let’s know 94% of our footprint is located in the Marcellus and Utica Shale. So this is going to continue to reinforce a significant key strategic advantage we already have, on the deposit side, on the loans side, and on the trust fee side as well.

As I mentioned just a week ago, we are picking up around $60 million a quarter in deposits coming through. When you combine these two organizations together, that’s only going to enhance that. There’s also talk of a new cracker plant potentially going up right in the hearts, this is ground zero, ESB is ground zero. The way that cracker plant would be, 400 employees, 10,000 construction workers and an incredible amount of wealth will be generated in that community, if that materializes on a broad basis. We didn’t do the deal because of that, it’s a great deal even without that, but if that happened and Shell moves forward with their transaction with that cracker plant, it’s just another additive plus for the transaction.

Going to the next page, post acquisition, I mentioned Western Pennsylvania would comprise almost 30% of the WesBanco franchise. So, our geographic diversification is in keeping with our past strategy to be a more significant player in our urban metro markets. We’re a small regional bank, well-positioned and balanced across three states. You see the Pittsburgh market, you see the Columbus market, and you see the Cincinnati, Dayton, Southwest Ohio market, very three strong, big growth urban markets. We love our legacy markets. We make a lot of money in our legacy markets. Our legacy markets are important to us. I’ve spent a lot of time with the management team focusing on growing our legacy markets and they are growing. But I do want to highlight from a strategic standpoint our continued focus in these three large metro areas.

Post transaction, the percent of WesBanco loans in West Virginia would be 19% of our franchise. In Pittsburgh, it would be 27% of our franchise. In Columbus, it would be 17% of our franchise. And in Southwest Ohio, it would be 11% of our franchise. So, when I talk about a transformative opportunity that is strategic in a number of ways, you can start to get to see the benefits of what this provides to our Company in terms of positioning ourselves in a balanced geography, balanced revenue streams, not depending upon any one geography for its earnings, and quite frankly, leveraging the capabilities of deposit, wealth management growth in some of the shale-related areas, but then also a nice and growing position and a meaningful position in some of the major market shares across some growing markets in the Midwest. So it sets the plate really well for us in the next few years.

I go to the next page. I talked a little bit about Pittsburgh, a vibrant market. It’s a very good C&I, commercial real estate, and small business market; we know that because we’re already there. You can see the number of businesses with employees less than 20, 20 to 500, and 500 plus. I know from my prior life at a different organization and a lot of study and analysis of different markets across the Midwest that Pennsylvania and Pittsburgh in general held up better than about any market in the country quite frankly from a real estate perspective and a business economy perspective as we went through the deep recession. It also happens to hold a significant number of businesses larger than about any other market in the Midwest outside of Chicago. So, a very, very vibrant market for us as well too. I mentioned how strong it did during the recession. You can see from one of the bottom slides, bottom charts on that slide. Home Price Index change since the first quarter of 2009 being up there in the third rank. It’s a very stable and very resilient housing market, which I think plays well for us from a construction perspective as well as a home equity perspective. And retail commercial real estate vacancy rates are also in the lower end of things, it’s not an overbuilt market in terms of commercial real estate and there is room to continue to grow.

So, let me now have Bob talk about the pro forma financial impacts. Bob?

Bob Young - WesBanco, Inc. - EVP & CFO

Very good. If you turn over to I believe it’s slide 11, as Todd mentioned on the first slide, we’re anticipating excluding one-time charges about 3% accretion next year. I had indicated earlier a late first quarter, early second quarter kind of close, a mid-quarter data conversion, so that’s how we’re led to basically a half a year worth of cost savings and a half a year worth of potential accretion and that grows as we fully implement the cost savings in 2016 and beyond. We mentioned the dilution on tangible book. The tight earnback using an incremental method, I think analysts tend to prefer the crossover method that is 5.4 years. If you exclude restructuring charges, there is an assumption down below of the $26 million or about 8% on a pre-tax basis of total restructuring charges, but have worked their way mostly through our income statement [that sound pretty] goodwill. If you exclude those, it’s about a 4.7% tangible book value dilution.

As Todd mentioned, it’s a very high internal rate of return, certainly well above our hurdle costs for cost of capital and the price to tangible book value comes out at 191% price the last 12 months, a very reasonable 18.1 times, off of their $0.97, $0.975 of earnings. Assumptions are approximately 50% cost savings and we expect about half of that, 56%, to be raised in during 2015 and 100% thereafter. We are anticipating two branch closures, potentially three, but more likely two at this time. We did seek a third-party valuation on this sizable acquisition from a big four public accounting firm and we’re validated at a conservative gross loan credit mark of about $16 million. There is an interest rate loan mark on the loans as well as the deposits that are taken into account, a small write-down expected on certain other assets including property, plant and equipment. You can see the CDI assumption is 1.3% over 10 years and the goodwill is expected to be between $160 million and $165 million in closing, all of which is subject to the valuations at that time as well as changes in the stock price. And we’re issuing about 9 million shares, the 90% of this deal that’s based on stock as well as the $40 million of cash, which includes a stock option payout.

In the next page, cost savings, I know we are going to have some questions in this area. We’re expecting about 50% cost savings off of their $31 million to $32 million cost base depending upon whether you’re looking at last 12 months or expected for 2015. I mentioned how we plan on phasing those in over the last six or seven months of 2015 and then into 2016. We tend to get our cost savings fairly quickly and are anticipating most of those to be available on a run rate basis by early in 2016. Because of the small branch overlap, my question on the cost savings, we have spent a lot of time validating them, they’re broken down here. There is a fair amount of officer compensation and benefits that is planned. Employee comp, you can see the calculation there. They have a third-party data processing, which will go away; and we’re merging with ours and then about $2.5 million worth of other cost savings for that are anticipated.

On a pro forma basis, page 13, capital ratios remain strong, whether you look at them as though the deal was done as of 9/30. We’re [protected] as of a 3/31/15 closing. I’ll let you review those at your leisure. We are planning on paying off their trust preferred, $36 million; and you can see that we’re still very strongly capitalized on a tier one leverage and risk-based capital basis even with those trust preferreds being paid off. [One] of the key on the risk-weighted capital is simply that their risk-weighted assets to total assets are about 55% and ours are about 68%. So that helps on that calculation.

Now, the next page, we had one of these pages in our Fidelity deal. So we thought it would be nice to show you how this compares to both a relevant deal in Western Pennsylvania, which is in the last column, the last large deal, Parkvale Bank, which was done back in 2011. Note there, that was almost 2 times tangible book and about 18.5 times on a last 12 months earnings per share basis, that’s core earnings per share which you’ll see in the footnote. But if you’re going to [end] below, we are paying for an earnings stream ultimately. And this is a strongly performing company. Todd mentioned earlier that they are a Top 10 in the country for savings banks. Parkvale admittedly this is three years ago just coming out of recession, but they were performing at 46 basis points with a return on average equity of just under 7%. Here, you’re looking at debt twice that in terms of ROA at 91 basis points and a 9% return on average equity, and those numbers were actually higher here in the third quarter. I believe their ROA was about 94 basis points in the third quarter.

If you look at the relevant deal that was announced in Northern Kentucky, a market very similar to Pittsburgh, Northern Kentucky being suburban Cincinnati, that also [went] off a very strong multiple of 2.2 times, that is more of a bank-like composition in terms of assets and liabilities about the higher worth and a higher ROA. But again, we believe that our price to tangible book comprised the last 12 months earnings per share are very reasonable, when compared to a similar-size deal in an adjacent market as well as the last relevant bank our size in the Pittsburgh market.

And as we mentioned earlier, this is the last woman standing, the large opportunity, the last bank in Western Pennsylvania of size that is available. So, Todd.

Todd Clossin - WesBanco, Inc. - President & CEO

Just to recap and then we will open it up for questions. The strategic continued expansion into Pittsburgh puts us as a Top 10 player in that MSA. It’s a sizable franchise with desirable branch locations, similar risk culture, similar customer focus, and a top-performing organization as Bob just mentioned. WesBanco is focused on targeted M&A opportunities in its existing franchise and also opportunities in urban markets, contingent to its existing franchise; same message we’ve said before. We have a history of successful consolidations, seasoned management team, solid technology, back office support, and good capital and liquidity strength. And compelling financial results of both organizations and we announced our earnings last week at a 17% increase compared to the third quarter last year and 10% increase on a year-to-date basis.

We feel, we can consolidate. We’ve shown we can remove costs, we’ve shown we can execute growth through our consolidations. We see this as a nice partnership with something very similar to what we’ve done in the past. One thing that we haven’t talked about because this call is usually about financial aspects of the deal, but having been through a number of deals myself, the cultural aspects sometimes are even more critical than the financial aspects and being able to obtain them. The cultural alignment here is very, very strong between the two organizations. Had the opportunity in the last night speak in front of 300 of their employees along with Charlotte and Jim, and had a chance to mingle for an hour afterwards talking with employees, talking about their marketplace, talking about what they wanted to accomplish with their careers. It’s a great, great meeting.

So, I think the cultural sides of this will go very, very well. It’s very close to where we are. Charlotte and I are going to be visiting every single one of these branches in the next two weeks letting you know the people and the employees. So, we think the execution obviously starts today in trying to work forward and from our perspective, analyzing and continuing to analyzing in-depth, what we’re going to do, how we’re going to continue to look at restructuring the balance sheet so that when we’re ready to go at the time of closing, we move forward quickly and we execute with a degree of precision and speed that would be expected in a transaction of this size.

With that, Rocko, I will turn it back over to you for a Q&A.

QUESTION AND ANSWER

Operator

Thank you, sir. (Operator Instructions) Sachin Shah, Albert Fried.

Sachin Shah - Albert Fried & Company - Analyst

Hi, good morning. Congratulations on the deal. Just wanted to find out as far as the timing of the transaction. I think the release says something like four to six months. I think the Fidelity took about just under 140 days. Is that kind of a similar timeframe that we’re kind of looking at in this transaction?

Todd Clossin - WesBanco, Inc. - President & CEO

Yes, we don’t see anything materially different from that and part of it is obviously getting time with on the [processing] schedule, absolute review, items like that, but we do anticipate a similar timeframe.

Sachin Shah - Albert Fried & Company - Analyst

Okay. And you mentioned that you did the due diligence, but you’re not expecting any kind of issues from the Fed or FDIC on (multiple speakers).

Sachin Shah - Albert Fried & Company - Analyst

No, I don’t anticipate those. I have had conversations with them, Jim has had conversations with them too over the last couple of weeks. So, not only the Fed, but the FDIC and our state examiner as well are all aware of the transaction.

Sachin Shah - Albert Fried & Company - Analyst

Okay. Great. Thank you.

Operator

Catherine Mealor, KBW.

Todd Clossin - WesBanco, Inc. - President & CEO

Good morning, Catherine.

Catherine Mealor - Keefe Bruyette & Woods Inc. - Analyst

Good morning. Congrats on the deal.

Todd Clossin - WesBanco, Inc. - President & CEO

Thank you.

Catherine Mealor - Keefe Bruyette & Woods Inc. - Analyst

I wanted to see if you can dig into your expectations for loan growth that’s making up your accretion estimates and the tangible book earnback.

Sachin Shah - Albert Fried & Company - Analyst

Yes. We’ve estimated a loan growth from the franchise there at 3% going forward. And then some of the additional growth that we were looking for from an added perspective, about a third of that is going to come through home equity and I’m looking at the three additional branches, distribution points we have. I am looking at the growth in equity, the run rate in equity I’ve got going through our franchise right now which is a significant increase from what was a year ago. Just taking that and not all of it, taking about half of the growth that I’ve seen in the WesBanco franchise, putting that into the ESB franchise and being able to realize that will get us about a third of the loan growth, the other two-thirds are going to coming through commercial transactions. And quite frankly, given the volume of lending that we do up in the Pittsburgh marketplace, it’s just a couple of commercial loans that quite frankly make up the difference.

So, we think they’re very, very achievable. The additional loan originations we’re looking for up there are going to be in the $70 million, $80 million, $90 million range each year going forward and that’s very, very achievable, again expecting to get a third of that from a home equity volume and the rest of that from commercial.

Catherine Mealor - Keefe Bruyette & Woods Inc. - Analyst

Okay. Great, thanks. And then, a follow-up on can you give us little bit of color to what you expect to do from a balance sheet restructuring standpoint with ESP, so our securities portfolio and borrowings? How should we think about the size of the balance sheet, [that pro forma] balance sheet once you finish that restructuring?

Sachin Shah - Albert Fried & Company - Analyst

Yes, Catherine. At this point, we’re not planning on a substantial reduction in size of the balance sheet, but we do plan on replacing after the March on the investment portfolio, for instance, a lot of those securities with price or what yield for us going forward less than 1% on their variable rate securities and in the 1.25% to 1.75% area on other securities. So, we’ll replace those much like in our own investment portfolio with a barbell strategy of short tranche CMOs that generally are yielding around 2%, 2.25% and also some munis as well. So, I would expect about a third of the portfolio would be restructured. For the most part, we like their corporates and their munis that are currently in their portfolio. They do have some single-bank issuer trust preferreds and like Fidelity we probably will remove those from the portfolio. There is about a $27 million, $28 million mark-to-market on that as we see it at this point and we’re anticipating amortization on that over a 5.6-year average life. So a substantial amount of that in the first few years. After we restructure, it will be less amortization.

On the loans side, we mentioned that the credit mark assumption is an offset of some interest rate mark. So we do expect some accretion to work its way back into the income statement from the so-called good book and a reduction although their provision is very low today, we don’t expect a significant provision on their book going forward. And very little impaired loans that would cross over into our balance sheet.

Liability wise, CDs, we have an assumption in there of about two years on the mark on those at around $5 million and in the borrowings, we will completely restructure our borrowings. They have a lot of structure built into those borrowings. So, we’ll take a prepayment charge of around $11 million at or shortly after closing, it’s about $7 million after tax and we will pay off all of their wholesale borrowings and there’s also a swap associated with a TRUP liability or the TRUP tier one capital that I mentioned earlier and that will be terminated as well. So it gives you a sense for how are we structuring.

Relative to — I mentioned the size would say relatively the same with the exception of some of the TRUP payoff, for instance, and an ESOP loan and one other piece of debt but net of that, the balance sheet stays about the same. The value comes for us in cash flows from the portfolio that will be reinvested back into the loan portfolio going forward.

Catherine Mealor - Keefe Bruyette & Woods Inc. - Analyst

Great. Very helpful. Thank you for all the color.

Todd Clossin - WesBanco, Inc. - President & CEO

Sure.

Operator

John Moran, Macquarie.

Todd Clossin - WesBanco, Inc. - President & CEO

Good morning, John.

John Moran - Macquarie - Analyst

Hey, how is it going?

Todd Clossin - WesBanco, Inc. - President & CEO

Good.

John Moran - Macquarie - Analyst

Good. Bob, just to be clear, the prepayment, your $11 million that you talked about there on restructuring the borrowings, that would all be included in all the estimates that you guys put in the deck, correct?

Bob Young - WesBanco, Inc. - EVP & CFO

That’s an earnback, that’s not an initial tangible book value dilution, because it’s something we’re doing afterwards, but it’s in the earnback calculation, John.

John Moran - Macquarie - Analyst

Okay. And the timing on the TRUPs, would that all be done concurrent with the restructuring on the borrowings side and everything — or is there some thought that maybe they just clean that part of the capital structure up before you guys even close it?

Bob Young - WesBanco, Inc. - EVP & CFO

Well, with Fidelity, you have to get that approval to clean those up. So I would expect that would occur within three months after closing. You want to estimate June 30, it’s fine by me.

John Moran - Macquarie - Analyst

Okay. And then, I just wanted to dig into the cost saves a little bit and I appreciate the colors you guys gave in the deck, I think it’s really actually pretty helpful. I mean when you look at it, the data processing and executive officer comp of benefits and it would seems to me that those are pretty much in the bag. The employee compensation and benefits, presumably, that’s all coming out of back office synergy and then the two or possibly three branch closures that you guys are talking about. Am I correct in sort of assuming that?

Bob Young - WesBanco, Inc. - EVP & CFO

That’s correct. But you should not assume 50% employee cuts, the bulk of the additional salaries are in the officer category, there is a 100% cost savings there. So, we’re thinking from a back office perspective 35% to 38% on non-officers, if you will.

Todd Clossin - WesBanco, Inc. - President & CEO

All those contracts were executed last night. So that’s all done.

Bob Young - WesBanco, Inc. - EVP & CFO

Okay. Relative to other categories, there are a lot of the ESOP plan, we’ll terminate that in closing and those folks will roll into our 401(k). That’s a $1.7 million expense. We are only anticipating on our side a 401(k) expense that will be around $250,000, there is a substantial savings there. There are some other benefit savings going forward.

So, the personnel side is certainly where the bulk of this is, but in terms of other potential cost savings, we’ve worked our way down through their general ledger, because you’re only saving two officers, they are only savings 10% on premises and occupancy, 15% on FDIC, 70% on data processing. I could go on, but you get the sense and that takes us to about 50%, will have a little bit more Pennsylvania State taxes in the difference in tax calculations between a thrift and a bank, but that’s how we come up with it, John.

John Moran - Macquarie - Analyst

Got it. That is definitely helpful. I appreciate that. Let me ask the sort of flip side of that. On the production side, not at the executive officer level, I now Tood, I think you just said that a 35% or so that are going to be eliminated, that was taken care of last night. Was there anybody that you guys viewed as sort of key and locked up?

Todd Clossin - WesBanco, Inc. - President & CEO

The customer-facing employees are all, those — obviously, we are going to grow the organization. So the people are in front of customers every day, whether it’s commercial lenders or mortgage loan originators, or employees in the branches; all those individuals are — stand with the organization. So, we feel as though we do have the revenue growth lined up to go forward. Obviously, there is some leadership there that won’t be there, but that’s where our leadership is important and having the individuals I mentioned before, the commercial head, the retail head and the president of marketplace being up there for a number of years and quite frankly coming from [some of them] from Fidelity. I think, it was very, very helpful. We’ve also put in place retention agreements for those key executives running through that reversion time period. So, they are not going anywhere, they’re staying with us until the transaction is completed.

So, we don’t anticipate any kind of disruption there. We’ve got a great leadership team, ESB has a great leadership team, but that leadership team is moving on. And the employee base and customer-facing employee base, a lot of these are individuals we know. Was interesting, last night, a lot of the individuals, they’ve worked together before. So, was almost a bit of a homecoming in some regard that people knowing each other, it’s a tight, it’s a small tight market. Fidelity and ESB were mere companies of each other. And now, WesBanco was coming in and put both of those together. So, let people that know each other. There is not that bank coming into [front of town and nobody knows the deal] which you might get in some transactions.

John Moran - Macquarie - Analyst

Got it, got it. Thank you. That’s very helpful, guys.

Todd Clossin - WesBanco, Inc. - President & CEO

Sure.

Operator

[Wally Wallace], Raymond James.

Wally Wallace - Raymond James - Analyst

Good morning, gentlemen.

Todd Clossin - WesBanco, Inc. - President & CEO

Good morning, Wally.

Wally Wallace - Raymond James - Analyst

I wanted to maybe talk a little bit first about the interest rate risk profile of their residential book. But we talk a little bit about the percentage of ARMs, what the average life of those are versus 15 or 30-year fixed rate product.

Bob Young - WesBanco, Inc. - EVP & CFO

Yes. The average life of the ARMs would be a little bit longer, but of course, you have the variability of the interest rate, of the capability of the repricing of those on a go-forward basis. And typically, they would allow about 200 basis points to 250 basis points of repricing on an annual basis. If you want to bring this up to the 30,000 foot level, Wally, and the real question is, what is it do to your combined interest rate risk as well as the EDE. And as you know, in a rising rate environment, we’re currently anticipating a slight positive change in net interest income and while theirs is less positive, it would still put us again at 77% of our balance sheet, 23% of theirs. When you blend it together, it’s still above 1% in terms of net interest income growth in a 100 basis point rising rate environment.

So, somewhat similar to what we’re currently reporting in our market risk section of the 10-Q, which by the way will be filed today. Our EDE which will be disclosed, it will be about half of that going forward. It will still be positive and still be within our policy limits and not put our tangible equity at risk. We expect a slight dilution to the net interest margin, Wally. Obviously, theirs is 285 versus our 358. If you just blend that together without purchase accounting, you’re going to get some downdraft there, but post purchase accounting, their 285 is going to mark higher than three, you blend the two together on a 77%, 23% balance sheet mix, and you’re getting a few basis points of depreciation on the net interest margin side, but nothing significant. If you have other questions on the portfolio or —?

Wally Wallace - Raymond James - Analyst

I mean I would like to maybe talk about what portion of it is fixed rate versus variable-rate mortgages. I appreciate the high-level commentary, Bob, but maybe if we can just dig in a little bit more.

Bob Young - WesBanco, Inc. - EVP & CFO

They do have more 30-year mortgages in their loan portfolio than we do and they are in the high 40s in terms of residential mortgages as a portion of their total portfolio. So, that’s an area we’re going to take a look at by putting on between $40 million and $50 million on an annual basis, our residential mortgages. We cut ours off at 15 years in terms of what we put on the balance sheet except for certain CRA-type mortgages so that the portion of their portfolio that’s fixed rate versus adjustable or variable, however you want to look at that, breaks down to being more fixed rate than it does adjustable. I don’t have that number in my — memorized. I’ll have to get back to you with the exact percentage, Wally.

Wally Wallace - Raymond James - Analyst

Okay. And then, Todd, going to the expectation for 3% loan growth in those markets for your EPS accretion numbers, to have two-thirds of that come from the commercial side, will you use commercial lenders that ESB has or do you anticipate adding more into those markets to drive that growth?

Todd Clossin - WesBanco, Inc. - President & CEO

Both. We’ll do both. We mentioned on the call last week, we hired three additional C&I lenders up there already in the last couple of months from some mid-sized regional banks. We also had some strong commercial lenders up there already as part of WesBanco. We’ve been in that market for a long time even [little] before Fidelity, we had a loan production office up there. So we’ve got a very I think one of the stronger commercial teams in our companies is located up there already.

This just gives us more heft and gives us more size and more market awareness and also access to the ESB customers that they do you have on the commercial side that we can do more things with. So, it will be combination of both. I would also, I am still looking to hire an additional C&I lender in that marketplace as well too and this transaction might put us on the radar screen with a few people that we may talk to, to bring over as well.

So ESB talent, it’s already there. I think it’s going to help us grow that number. Our talent, that’s already there. Our talent that we’ve added to in the last six months. I think all of it is — we are very well positioned. I’m not looking to hire a couple of people to achieve this number. We already have a team there to achieve this number. If we get more people, we’ll just beat it.

Wally Wallace - Raymond James - Analyst

Okay. And then, my last question is on the deposits side, two questions. First is what are your run-off assumptions post close? And then, second, do you anticipate running off any of the CDs over time as they mature?

Todd Clossin - WesBanco, Inc. - President & CEO

Yes, definitely. And obviously, the customer focus and relationships are important, but that’s part of the process of going through is bringing down the cost of funds. If you look at what we’ve done over the last four or five years with our own CD book, in bringing that CD book down and doing the mix shift to more demand deposits and lower-cost deposits. This is just going to extend that play and continue it. So we would expect to see higher-priced CDs coming down. We mentioned in the call last week, we had about $800 million in higher-priced CDs that were still going to roll off of our book; now, it just becomes a bigger number.

But with the amount of deposits that are falling into this organization through our own calling efforts across all of our franchise, but $0.25 billion a year coming in because of the shale deposits just because we open the door and turn the lights on every day, that stream is 40, 50 years on. So the liquidity aspect of this, we watch it, we watch it every week to see what’s going on with deposits. But the flows that come in every week just absolutely overwhelm anything else that’s going on. So you can’t look at us and might look at some other banks and say with the interest rates going up, what’s going to have to happen from a CD perspective, because they don’t have that on the deposits, it’s flowing into their bank every single day.

Now, we’re not taking that for granted, we’re going to continue to look at that, we’re going to continue to watch it. I want to make sure that plays out the way that we’re expecting it to, but now we just went from 71% of our footprint in shale to 94% in shale. We’re going to have a lot of liquidity in the organization with my expectation while we bring down the cost of deposits by having some of the higher-priced CDs run off.

Wally Wallace - Raymond James - Analyst

Okay. And then, what is your expectation of the initial runoff post the close or post conversion?

Bob Young - WesBanco, Inc. - EVP & CFO

If you want to go back and look at Fidelity and this is publicly available information [I have to do] just go out on the website. Initially, we were down between 8% and 9% on deposits and there’s been a little bit additional runoff on the CD side since then. When we did our CDI model, we typically would anticipate a sharp reduction initially and then growing over the next two to three years. So, it would seem to me, those kinds of numbers should be what you would model, Wally.

Wally Wallace - Raymond James - Analyst

Thanks, Bob.

Bob Young - WesBanco, Inc. - EVP & CFO

Now, going back to the loan question, just I don’t have a fixed variable breakdown, but just so you understand that on the residential real estate side, they account for multi-family as part of their single family. So, in residential real estate that they’re showing about 54%. So, that’s 48% single family, 6% multi-family. I mean they got 6% in that residential construction. So, again. just ballparking, if you’re thinking about this at a high level, $350 million of single family real estate and probably if you break that down 50/50, you’re going to get pretty close, Wally, between fixed and variable.

Jim Gardill - WesBanco, Inc. - Chairman

And, Wally, just briefly on the deposit issue, this is Jim, if you might recall, we did that same conversion of deposit mix in the AmTrust, Winton, Cornerstone and Fidelity. So we have experience in remixing the deposit base.

Wally Wallace - Raymond James - Analyst

Were any of those thrifts?

Todd Clossin - WesBanco, Inc. - President & CEO

Yes.

Wally Wallace - Raymond James - Analyst

Okay.

Todd Clossin - WesBanco, Inc. - President & CEO

Winton was a thrift. AmTrust, we bought the thrift branches of AmTrust in Columbus, as you will recall. Springfield Bank was a thrift; that was the Cornerstone Bank in Springfield, Ohio. Fidelity was a thrift.

Bob Young - WesBanco, Inc. - EVP & CFO

I think if you go back to just post AmTrust in 2009, Jim, Todd, Charlotte and Wally, we were at about 10.5% to 11% non-interest-bearing deposits at that point in [that] time and we’re right around 20% today. So, we do know how the change in structure of the funding mix of the organizations we’ve acquired.

Todd Clossin - WesBanco, Inc. - President & CEO

That’s where our fee-based businesses leveraged that opportunity of being able to use those deposits differently.

Wally Wallace - Raymond James - Analyst

Thanks, guys. (inaudible).

Operator

(Operator Instructions) Sachin Shah, Albert Fried.

Sachin Shah - Albert Fried & Company - Analyst

Hi. Thanks, again. You mentioned that this was kind of the last remaining asset. So, just wanted to understand kind of the background. Is it that you approached them about the transaction or was these discussions going on for a while now? Just want to understand the background and if there were any other discussions with other entities aside from this transaction.

Charlotte Zuschlag - ESB Financial Corporation - President & CEO

I will answer that if I may. This is Charlotte Zuschlag. Our Board entered into a decision to pursue a strategy of selling the company in early June and hired a banker to help us in that endeavor. And this deal was fully shopped over the last several years; I’ve been approached by many other financial institutions in Western Pennsylvania, New York, and Ohio with a great deal of interest in us. We just decided that the time was right. Over the last three to five years, we’ve been able to, without growing our assets, increase our core deposit to pay down a lot of borrowings; and we’ve been successful. We’ve been publicly held for 24 plus years and put up tremendous total returns to our shareholders. And we have a lot of inside ownership and we knew that at some point, we were not going to be able to continue to compete. And it was time to seek strategic partner. So, this deal was shopped and we could not be happier with the outcome and with our partner.

We failed in our attempt 2.5 years ago to buy Fidelity because we saw the value that Fidelity could bring to us. Over the last 24 years we were successful in broad acquisitions. And I could see that was coming to an end, because while we are a high performing thrift, our stock price did not trade as well as commercial bank stocks and we just now withdrawn. And we could not be happier with this deal.

Sachin Shah - Albert Fried & Company - Analyst

Excellent, Thank you again, Charlotte.

Operator

Our next question is a follow-up from John Moran of Macquarie. Please go ahead.

John Moran - Macquarie - Analyst

Hey. thanks for taking the follow-up. One kind of may be a detailed question, I’m not sure if you guys are out there, and I know it’s not built into the accretion numbers, but how much fee income comes out of the old ability kind of footprint today. And personally that’s up from — that would be up from pretty much like zero when you started with it. And I know that it might be a tricky question to answer, because I think there was an organic kind of a portion in Pittsburgh too. But, if you have that, that would be useful?

Todd Clossin - WesBanco, Inc. - President & CEO

Yes certainly. It’s hard to quantify that exactly and then you’ve got a lot of different fee streams up there obviously enhanced mortgage business some of which regards, some of which was (inaudible) obviously, it increased size of our presence up there allowed us to get commercial transactions, our commercial real estate transaction, large multifamily projects, tens of millions of dollars that we probably wouldn’t have been able to get otherwise.

So with that something we did on our own or was it a result of Fidelity, but all security business, they didn’t have licensed securities brokers, we put those individuals up there and to the locations and obviously 100% increase, half of — of a small, but initially we had about 12% of the bank total was fee. So maybe 10% of the non-trust fees. And we look at that we’re already having conversations about — from the [week to end] from our franchise post transaction completion and [DSP] franchise in a license securities perspective. We (inaudible) employees can be trained in that regard who can be (inaudible) the organization.

So it’s hard to pinpoint, because there is just so many different areas, we went from a loan production office on our own to all the sudden a [con-sizeable] branch network with Fidelity that opened up all these stores, they gave us all these new fee income strenght, but also then enhanced the commercial strength as well too. So we would the expect the same for [DSP].

Bob Young - WesBanco, Inc. - EVP & CFO

In terms of (inaudible) fee, but in terms of loans, 2013, we did over a $100 million of commercial and residential lending in the Pittsburgh market. And then that was beyond our initial expectations, John and we’ll do that similar amounts slightly less than that in 2014.

John Moran - Macquarie - Analyst

And then Todd, what might be a dumb question, but you look at it today is 94%, I think (inaudible) 95% footprint sitting in my (inaudible) and you kind of look at the augment out there in Cincinnati where you’ve got 11% loans and [50%] of deposits. Do you feel like you have the scale that sort of effectively compete there and how do you think about that piece of the footprint?

Todd Clossin - WesBanco, Inc. - President & CEO

Yes, I like that market and I was there for two years. So I just moved out of high park area about 18 months ago. So I know the Southwest market. I like it a lot, (inaudible) that was commercial (inaudible). So Southwest Ohio, just from a personal perspective, was an area, (inaudible) I know well and I know a lot of talent in the market place there as well too.

So we like the Southwest Ohio franchise. It is from our standpoint, a growth area for us as well too. And we’re going to continue to be opportunity, just like we are as a company as a whole. What have I said in the past the [enterprise in] Southwest, Ohio is I want to make sure, we’ve got a good strong organic growth in all of our markets the then gives us the flexibility to either continue to grow that way or (inaudible) strategic acquisitions that might make some sense for us as well to.

So Southwest Ohio is just a microcosm of our larger organization in that regard, but we don’t have any plans do anything differently with Southwest Ohio than we are today other than the continued higher lenders and continue to grow the franchise there.

John Moran - Macquarie - Analyst

Sounds clear. Thanks very much.

Operator

And this concludes our question-and-answer session. I’d like to turn the conference back over to Mr. Clossin for any final remarks.

Todd Clossin - WesBanco, Inc. - President & CEO

We are glad. I just want to thank you all for taking the time this morning to hear about the transaction. I want to thank Charlotte for coming down and being a part of it as well too. I’ll finish it; just the way we opened it and that is the focus area is clearly are going to be around shifting the deposit mix, growing loans, taking out expenses and completing the balance sheet restructuring.

We know what we have to do. We’ve done it before; we think it’s a great franchise. We think it’s very additive having accretion in all year. So having the double-digit areas, I think is going to be very strong for our Company and we are looking forward to executing on this and talking about it more on future earnings calls. Thank you very much. Have a great day.